UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 5, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Classificado como Uso Interno Classificado como Uso Interno TIM S.A. – Investor Relations 2 Results Presentation Disclaimer This presentation contains statements that constitute forward-looking statementsregarding the intent, belief or current expectations of value creation, customer base dynamics, estimates regarding future financial results and other aspects of the activities. Such forward-looking statements are not guarantees of future performanceand involve risks and uncertainties; actual results may differ materially from those projected due to various factors. Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. TIM S.A. undertakes no obligation to release publicly the results of any revisions to these forward-looking statements, which do not necessarily represent formal guidance. Financial figures are presented considering impacts from IFRS 16 adoption, unless otherwise indicated. Normalized numbers in this presentation are adjusted by the effects described in footnotes. (1) OperatingCostsandExpensesnormalizedfor:consultingservicesrelatedtostrategicprojects(+R$6.0millionin1Q26)andlegalexpensesrelatedtothesettlementofthedisputewiththeformerfinancialservicespartner(+R$19.0millionin1Q25). (2) EBITDAnormalizedfornon-recurringeffectsinOperatingCostsandExpenses.EBITDA-ALnormalizedfornon-recurringeffectsinEBITDAandexcludingtheimpactoffinesrelatedtositedecommissioning. (3) NetIncomenormalizedfornon-recurringeffectsonOperatingCostsandExpensesandIncomeTax(-R$2.0millionin1Q26and-R$6.5millionin1Q25). TIM S.A. – Investor Relations 3 Results Presentation QuarterHighlights Early-year performance confirms consistency of our trajectory Growth driven by advances in Mobile and Ultrafibra SERVICE REVENUE MOBILE SERVICE REVENUE MSR's performance once again reflected the consistency of the postpaid segment, the main driver of the revenue growth NEW PARTNERSHIP WITH Through the PicPaypartnership, TIM expands its distribution and cross-sell PicPayfinancial services EBITDA¹-AL Expansion with 37.1% Margin (+0.5p.p.) OPERATING CASH FLOW² Cash generation with Margin increase NETWORK SWAP Benefiting over 3 million customers across both regions and modernizing more than 1,400 sites (1Q26) (1)NormalizedEBITDA-ALminusCapex;(2)OperatingCashFlow(“OpCF")representsEBITDA-ALminusCapex. Classificado como Uso Interno TIM S.A. – Investor Relations 4 R esInuvltess Ptorer sReenlatatitoionns Results Presentation (Total Net Revenue in R$ Mln; %YoY) TOTAL NET REVENUE AT A SOLID PACE Solid net service revenue growth across mobile and fixed Revenue Performance TOTAL ARPU Consistent mobile performance driven by: MOBILE FTTH ARPU R$93.8/Moin 1Q26 (+3.2% vs 1Q25) ARPU growth driving revenue dynamics CLIENT BASE +11.4% in 1Q26 YoY 4th quarter of positive net adds in Ultrafibra FIXED (1)Normalizedfortheeffectsdetailedinslide2;(2)includes2monthsofV8servicerevenue. R$33.7/Moin 1Q26 (+5.8% vs 1Q25) Products (+5.4% YoY) Fixed² (+22.8% YoY) Mobile (+5.6% YoY) Postpaid Rev. +7.5% YoY Prepaid Rev. -6.5% YoY Customer base monetization drivesgrowth Stabilization of the decline trend 5,922 6,253 319 391 153 162 6,394 6,806 1Q25 1Q26 6.5% Classificado como Uso Interno TIM S.A. – Investor Relations 5 Results Presentation Mobile Services Strengthening competitiveness across all segments through ongoing initiatives under our 3Bs strategy BELO HORIZONTE Best Service Best Network Best Offer NETWORK UPGRADE +1 Mlnusers benefited 680 sites modernized BRASÍLIA +2 Mlnusers benefited 722 sites modernized AI-driven automation to enhance network efficiency and operational performance BRAND AND PERCEPTION BBB 26 sponsorship: TIM is leader in engagement with tangible business impact #TIMnoBBB26 +32% +26% 1. Data through end of March,2026; 2. Not exclusive to the app +60.9% 140k LAUNCHED NEW CITIES WITH AI EMBEDDED DIGITAL EVOLUTION STRATEGY growth in E-commerce Sales Initiated via app growth in recharges revenues² 18.4Mln monthly unique users on the app¹ Meu TIM App is helping to improve the customer experience and sales journey +35% +14% Network modernization in main urban centers of Brazil MEU TIM APP in new customer acquisitions for TIM Controle Plans during BBB¹ e-commerce sales of Controle Plans in website and e-commerce visits versus a non-activation scenario¹ QR Code scans in 4 program dynamics Classificado como Uso Interno TIM S.A. – Investor Relations 6 Results Presentation Enhancing TIM’s Digital Ecosystem: PicPayas the new financial partner New Revenue Opportunities: Partnerships Two strong brands and massive-reach platforms are joining forces to create a unique proposition and deliver a more complete, digital, and integrated experience PICPAY AT A GLANCE¹ 67 Mln accounts 11% of PIX coverage³ 3rdlargest digital bank in Brazil WIN-WIN PARTNERSHIP Return to financial services Creates cross-selling opportunities Improve Loyalty Strengthens brand presence in daily life Accessing a newdigital channel Primarybank Improve engagement and frequency New channelfor financial products Cross-benefits for clients VALUE PROPOSITION TO TIM’S CLIENTS Financial inclusion with convenient access to services Digital account, credit cards, personal loans and more Loyalty-driven cross-benefits Reward loyalty via benefits, including cashback, vouchers and marketplace discounts Simplicity and agility Fully digital and integrated journeys Financial services super app R$ 550 Blnin consolidated TPV² 1. Sources: PicPay4Q25 Earnings documents; 2. Total Payment Volume in 2025; represents the gross sum of all transactions processed; 3. HSBC initiation report (Feb 19, 2026), Pix transactions that either start or end in a PicPayaccount. Classificado como Uso Interno TIM S.A. – Investor Relations 7 Results Presentation 761 876 29 4 790 880 1Q25 1Q26 Fixed: Broadband Services Ongoing operational improvements in Broadband are sustaining tangible results NET ADDS SUSTAINS GROWTH WHILE FTTH MIGRATION ACCELERATES 99.5% Running on FTTHNetwork (Broadband Client Base, ‘000) BROADBAND REVENUES GREW FOR 2NDQUARTER IN A ROW (TIM UltrafibraNet Revenue in R$ Mln;%YoY) R$ 93.8/Mo FTTH ARPU in 1Q26 (+3.2% YoY) Operational improvements are translating into a sustainable recovery in Broadband revenue 92% operates at speeds of 400 Mbps or higher 11.4% 218 243 1Q25 1Q26 11.4% FTTC FTTH Classificado como Uso Interno TIM S.A. – Investor Relations 8 Results Presentation Axia Partnership: First 5G-Enabled Hydropower Plant B2B Evolution Itumbiara Power Plant to be equipped with simultaneous 4G and 5G coverage, to be implemented in 2026 19 HYDROPOWER PLANTS WITH 4G 1st 5G HYDROPOWER PLANT 478k PEOPLE BENEFITTED 13 PUBLIC SCHOOLS +4.8k RURAL PROPERTIES CITIES BENEFITTED 58 Moves to a new front Social impact ~27.3 Mln 11,096 Km covered in highways (+86% YoY) total hectares covered with 4G (+32% YoY) B2B IoT Update >479k Smart light spots sold (+32% YoY) CONTRACTED REVENUE GREW 30% YOY AND REACHED R$1.08 BLN IN 1Q26 Agribusiness Logistics Utilities ENHANCING CONNECTIVITY AT AXIA STRATEGIC SITE TIM S.A. – Investor Relations 9 Results Presentation Scale, capillarity, and the ability to expand scope across accounts where V8 already operates Relationships within named accounts, deep technical expertise, and speed of delivery V8: Expansion of our B2B’s value proposition Mutual door-opening converts relationship capital into immediately qualified pipeline 10 +240 +300 YEARS HISTORY EMPLOYEES CLIENTS CONVERGENT SOLUTIONS FOR TIM R$40 Mln NET REVENUES IN FEB AND MAR 2026 B2B Evolution V8 AT A GLANCE V8 + TIM: MULTIPLYING POTENTIAL IOT + AI APPLIED TO BUSINESS VERTICALS Classificado como Uso Interno TIM S.A. – Investor Relations 10 Results Presentation AI program execution: early deliverables already translating into initial benefits AI Transformation TIM’s Technology Agenda starts bearing fruit Scale of agentic-AI construction to build new operational models Deployment of AI agents across the software development lifecycleto enhance productivity, optimize factory-related capex and accelerate time-to-market 31% Reduction in the # of weeks to full development +22% Of productivity gains Evolution of the Digital Channels Data Layer to an AI-ready cloud architecture (Bigtable) optimizing digital experience Up to 4x in data access performance on Meu TIM App and E-commerce journeys +60% Oflicense cost efficiency Optimizationof IT CAPEX allocation SOFTWARE DEVELOPMENT DATA ACCESS & DIGITAL JOURNEYS Expanded partnership with Microsoft and Google for AI solutions ACCELERATING AI ADOPTION AND CAPTURING GAINS ACROSS BUSINESS DOMAINS Applying AI FinOps TIM S.A. – Investor Relations 11 R esInuvltess Ptorer sReenlatatitoionns Results Presentation (in R$ Mln) 1Q26 REVENUES TO EBITDA-AL BREAKDOWN (1)Normalizedfortheeffectsdetailedinslide2. (2)ExcludingR$31MlnandR$23Mlninfinesin1Q25and1Q26,respectively. Resilient EBITDA expansion while EBITDA-AL maintains solid pace driven by lease efficiency 48.3%EBITDA¹ Margin (stable vs 1Q25) EBITDA +6.6%YoY EBITDA¹ vs 1Q25 37.1%EBITDA¹ Margin (+0.5 p.p. vs 1Q25) EBITDA-AL +7.8%YoY EBITDA¹-AL vs 1Q25 Leases² growing below inflation (+2.7% YoY in 1Q26 vs +4.1% IPCA LTM) 6,806 3,287 2,523 -3,519 -764 NetRevenues OPEX EBITDA Leases EBITDA-AL TIM S.A. – Investor Relations 12 R esInuvltess Ptorer sReenlatatitoionns Results Presentation (OpCFrepresents normalized¹ EBITDA-AL minus Capex in R$ Mln; %YoY) CONSISTENT EXECUTION SUPPORTS OpCFGROWTH Operational discipline reinforcing cash flow generation (1)Normalizedfortheeffectsdetailedinslide2. 1,001 1,169 1Q25 1Q26 16,8% 5.2% 9.4% 13.8% 15.7% 17.2% 1Q22 1Q23 1Q24 1Q25 1Q26 (OpCFover Net Revenues, %) OpFCMARGIN RAMP-UP R$ 1.35 Bln CAPEX in 1Q26 in line with expected seasonality WELL-MANAGED CAPEX ALLOCATION 19.9% CAPEX over Net Revenues (vs. 20.9% in 1Q25) Financials EBITDA-ALperformancetogetherwithcontrolledCapexdroveOperatingCashFlowdouble-digitexpansion TIM S.A. – Investor Relations 13 R esInuvltess Ptorer sReenlatatitoionns Results Presentation (Net Income¹ in R$ Mln; %YoY) NET INCOME AT POSITIVE PACE Solid resultssupports consistent Returns and healthy Balance Sheet (1)Normalizedfortheeffectsdetailedinslide2.(2)Includesnewdebts,debtpaymentsandderivatives. (Total Cash in R$ Mln) ROBUST CASH POSITION DRIVING FINANCIAL STABILITY 810 821 1Q25 1Q26 1,3% FISTEL TFF payment postponed once more in 2026; R$ 4.6 Blnregistered in liabilities since 2020. IoCannouncementofR$390Mlnin1Q26belowtheR$690Mlnannouncedin1Q25. Financials Leverageat0.82x (NetDebt/LTMEBITDA¹) Leverage-ALat-0.22x (NetDebt-AL/LTMEBITDA-AL¹) 5,327 11,775 5,871 9,224 993 -29 -3,103 -637 -5,903 CashPosition1Q25 EBITDA -Capex Decomm.Fines LeasingPayments DebtService² Other 1Q25 (BeforeShareholdersRemuneration) Div./IoCpayment +Buyback CashPosition1Q26 TIM S.A. – Investor Relations 14 Results Presentation Closing remarks MOBILE Best Network: Continued progress in the network swap roll-out, expanding 5G and AI-powered sites, with a clear path to reach 15 state capitals and ~12 million customers by 2027. Best Offer: Brand awareness and engagement generated by BBB sponsorship to be sustained throughout the year with Brasileirão¹ and Rock in Rio. Best Service: Continue to evolve on the adoption of AI solutions to transform our client’s journey. Return to the fintech space, with new products and services broadening TIM’s value proposition. Development of new partnerships to enhance and diversify the B2C ecosystem. CORE ECOSYSTEM EXPANSION BROADBAND Sustaining the operational recovery momentum, leveraging combined offers and disciplined execution in key markets. Focused execution across our key business priorities B2B Expanding the value proposition through new capabilities and cross-selling opportunities, with increasing scale in Network as a Service and IoT across selected verticals (agribusiness, utilities and industry). (1)BrazilianNationalSoccerChampionship.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 5, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer